EXHIBIT 99.2

AMENDED AND RESTATED SUPPLY AGREEMENT (2006)

This amended and restated agreement is between Biomira International Inc., a Barbados corporation with offices located at Belleville, St. Michael, Barbados ("BIOMIRA"), and Merck KGaA, a German corporation with offices located at Darmstadt, Germany ("MERCK") and is effective as of March 1, 2006.

WHEREAS BIOMIRA and MERCK entered into an amended and restated supply agreement effective as of May 7, 2001 (the "2001 SUPPLY AGREEMENT") in relation to, inter alia, the manufacture and supply by BIOMIRA to MERCK of BLP25;

AND WHEREAS BIOMIRA, Biomira B.V. and MERCK entered into a letter of intent effective as of January 26, 2006 to amend, inter alia, certain provisions of the 2001 SUPPLY AGREEMENT;

AND WHEREAS BIOMIRA and MERCK now wish to amend and restate the 2001 SUPPLY AGREEMENT in accordance with, inter alia, such letter of intent, all upon the terms and subject to the conditions set forth in this AGREEMENT;

NOW, THEREFORE, in consideration of the premises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby agreed to by the parties, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.1	Meaning
Whenever a term is written in this AGREEMENT with all capital letters it shall have the following meaning:

1.1.1
"AFFILIATES" means any business entity that directly or indirectly controls, is controlled by, or is under common control with either party to this AGREEMENT.  A business entity shall be deemed to "control" another business entity if it owns, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities, capital stock, or other comparable equity or ownership interest of such business entity.  If the laws of the jurisdiction in which such entity operates prohibit ownership by a party of more than fifty percent (50%), control shall be deemed to exist at the maximum level of ownership allowed by such jurisdiction;

1.1.2	"AGREEMENT" means this amended and restated supply agreement, together with all schedules hereto and any amendments to or restatements of this amended and restated supply agreement;

1.1.3	"BIOMIRA COST OF GOODS" includes, but is not limited to, with respect to PRODUCT in the TERRITORY, [+]

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1.1.4
"BIOMIRA MANUFACTURING KNOW-HOW" means the proprietary information and data relating to the manufacture of PRODUCT owned by BIOMIRA or licensed in by BIOMIRA with the right to sublicense in the manner contemplated by this AGREEMENT and which directly relate to the manufacture of PRODUCT;

1.1.5	"BIOMIRA TECHNOLOGY" has the meaning attributed to that term in section 1.1.8 of the COLLABORATION AGREEMENT;

1.1.6	"BLA" means a biological license application, or any equivalent, as such term is used in the regulations of the FDA or EMEA;

1.1.7	"BLP25" has the meaning attributed to that term in section 1.1.9 of the COLLABORATION AGREEMENT;

1.1.8
"cGMP" means, as applicable, current good manufacturing practices as defined in the FDA rules and regulations, 21 CFR Parts 210 and 211, Japanese Koseisho Regulations and the provisions of the European Commission’s GMP Directive 2003/94/EC and of the EU GMP Guide, all as may be amended from time to time;

1.1.9
"CLINICAL DEVELOPMENT" means all activities required for MARKET APPROVAL of PRODUCT in the TERRITORY (including without limitation clinical trials and toxicology studies), as well as all clinical activities desirable for optimized marketing of PRODUCT in the TERRITORY (including without limitation phase IIIb and phase IV studies).  This term does not include any activities necessary for manufacture and/or supply of PRODUCT;

1.1.10	"CMO AGREEMENT" has the meaning attributed to that term in section 2.11.1 of this AGREEMENT;

1.1.11
"COLLABORATION AGREEMENT" means that certain amended and restated collaboration agreement effective as of March 1, 2006 and made between Biomira B.V. and MERCK, together with any amendments to or restatements of such amended and restated collaboration agreement;

1.1.12	"COMPONENTS" mean the antigen, adjuvant and/or structural lipids necessary to manufacture the PRODUCT;

1.1.13	"COMPLIANCE AUDIT" has the meaning attributed to that term in section 2.2.8.3 of this AGREEMENT;

1.1.14	"CONFIDENTIAL INFORMATION" has the meaning attributed to that term in section 3.1 of this AGREEMENT;

1.1.15
"DOSE" means with respect to PRODUCT and for purposes of section 2.12.2 of this AGREEMENT, the amount of PRODUCT currently (i.e., as at the date of this AGREEMENT) specified to be taken at one time (being four vials each containing 250 micrograms of lipopeptide);

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1.1.16	"DRUG SUBSTANCE" means BLP25 Small Liposomes (BLP25-SL), a transient entity in the manufacturing process of PRODUCT;

1.1.17	"EFFECTIVE DATE" shall mean March 1, 2006, or such other date as BIOMIRA and MERCK may agree upon in writing;

1.1.18	"EMEA" means the European Medicines Agency or any successor agency;

1.1.19	"END USER" has the meaning attributed to that term in section 1.1.21 of the COLLABORATION AGREEMENT;

1.1.20	"EVENT" and "EVENT AUDIT" have the meanings attributed to such terms in section 2.2.8.2 of this Agreement;

1.1.21
"EXECUTION DATE" shall mean the first day on which the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in relation to the notification and report of the parties with respect to the COLLABORATION AGREEMENT has expired or been terminated, or such other date as BIOMIRA and MERCK may agree upon in writing;

1.1.22	"FDA" means the United States Food and Drug Administration or any successor agency;

1.1.23	"FIELD" shall mean the use of BLP25 for the prevention and/or treatment of cancers in humans;

1.1.24	"INDICATION" has the meaning attributed to that term in section 1.1.27 of the COLLABORATION AGREEMENT;

1.1.25
"LAUNCH" shall mean, with respect to PRODUCT in a particular country in the TERRITORY, the date of the first arm's length SALE of PRODUCT in such country after receipt of MARKET APPROVAL for PRODUCT in such country;

1.1.26	"MANUFACTURING LICENSE" has the meaning attributed to that term in section 2.12.1.1 of this AGREEMENT;

1.1.27	"MAJOR MARKET" shall mean any one of Germany, France, United Kingdom, Italy, Spain or Japan, and "MAJOR MARKETS" shall mean all of such countries;

1.1.28
"MARKET APPROVAL" shall mean, with respect to PRODUCT in a particular country in the TERRITORY, the date upon which the last of all governmental or regulatory approvals required for the sale of PRODUCT in that country has been granted, including price approval for PRODUCT (if required);

1.1.29	"MERCK SUB-SUPPLIERS" has the meaning attributed to that term in section 2.11.1 of this AGREEMENT;

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1.1.30	"NA TERRITORY" shall mean, collectively, Canada (including Quebec) and its territories and the United States of America and its territories;

1.1.31	"NET SALES" has the meaning attributed to that term in section 1.1.38 of the COLLABORATION AGREEMENT;

1.1.32	"ORIGINAL EFFECTIVE DATE" shall mean May 7, 2001;

1.1.33
"PHASE III TRIAL" means a study in humans of the efficacy and safety of PRODUCT which is designed to demonstrate statistically whether PRODUCT is effective for use in a particular indication and which is prospectively planned to form one of the pivotal trials required in order to obtain MARKET APPROVAL for PRODUCT;

1.1.34	"PRODUCT" shall mean BLP25;

1.1.35	"QUALITY AGREEMENT(S)" has the meaning, as applicable (i.e., supply for clinical trial purposes versus supply for commercial purposes), attributed to that term in section 2.2 of this AGREEMENT;

1.1.36	"REJECTION DATE" has the meaning attributed to that term in section 2.2.5 of this AGREEMENT;

1.1.37	"REJECTION NOTICE" has the meaning attributed to that term in section 2.2.5 of this AGREEMENT;

1.1.38	"ROW NET SALES" means the aggregate NET SALES of PRODUCT in the ROW TERRITORY;

1.1.39	"ROW TERRITORY" shall mean all countries in the world except the NA TERRITORY;

1.1.40	"SALE" includes, with respect to PRODUCT, the sale to and/or use thereof by an END USER, and "SOLD" and "SELL" have a corresponding meaning;

1.1.41
"SPECIFICATIONS" means the specifications (including specifications relating to minimum shelf life and stability) in relation to PRODUCT set forth in Schedule 1 to this AGREEMENT or, where not so specified, as agreed upon in writing by BIOMIRA and MERCK and incorporated by reference as part of Schedule 1, as all such specifications may be amended from time to time by the written agreement of BIOMIRA and MERCK;

1.1.42	"SPECIFIED QUARTER" has the meaning attributed to that term in section 2.2.1 of this AGREEMENT;

1.1.43	"STEERING COMMITTEE" has the meaning attributed to that term in section 1.1.45 of the COLLABORATION AGREEMENT;

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1.1.44	"TERRITORY" shall mean, collectively, the NA TERRITORY and the ROW TERRITORY; and

1.1.45	"THIRD PARTY LICENSES" has the meaning attributed to that term in section 1.1.49 of the COLLABORATION AGREEMENT.

ARTICLE 2
SUPPLY AND DELIVERY OF PRODUCT

Section 2.1	Supply of PRODUCT in the TERRITORY
BIOMIRA shall sell to MERCK, and MERCK shall purchase from BIOMIRA, with respect to the NA TERRITORY and the ROW TERRITORY, in finished, but unlabelled vials (i.e., not "ready for sale" form, unless otherwise agreed in writing by BIOMIRA and MERCK) such quantities of PRODUCT as are ordered by MERCK from time to time in accordance with the terms of this AGREEMENT for SALE in the NA TERRITORY and the ROW TERRITORY.  Subject to section 2.12 of this AGREEMENT, MERCK shall order all PRODUCT required pursuant to the COLLABORATION AGREEMENT or otherwise exclusively from BIOMIRA.  MERCK shall be responsible for advising BIOMIRA of all applicable country specific requirements in connection with the SALE of PRODUCT in the NA TERRITORY and the ROW TERRITORY.  The SALE of all PRODUCT in the NA TERRITORY and the ROW TERRITORY by MERCK and its AFFILIATES and their respective permitted sublicensees, assignees and transferees shall be governed by the terms of the COLLABORATION AGREEMENT.

Section 2.2	Forecasting; Purchase Orders; QA and QC
Subject to section 2.12 of this AGREEMENT, MERCK (on behalf of itself and its AFFILIATES, distributors and other agents) agrees to exclusively purchase PRODUCT from BIOMIRA pursuant to this AGREEMENT.  Further, additional provisions in relation to quality assurance and regulatory requirements shall be set out in one or more separate quality agreements (the "QUALITY AGREEMENT(S)").  For PRODUCT to be utilized for clinical trial purposes, BIOMIRA and MERCK entered into a QUALITY AGREEMENT on July 26, 2006, a copy of which is attached hereto as Schedule 2.  With respect to the commercial supply of PRODUCT, BIOMIRA and MERCK shall enter into a separate QUALITY AGREEMENT (or amend and restate the July 26, 2006 QUALITY AGREEMENT) upon such terms and conditions as BIOMIRA and MERCK may agree upon in writing, which QUALITY AGREEMENT shall be attached hereto as Schedule 3.  With respect to PRODUCT:

2.2.1
BIOMIRA agrees to supply to MERCK and MERCK agrees to purchase exclusively from BIOMIRA such quantities of PRODUCT as MERCK shall from time to time request (in accordance with this section 2.2.1) by written purchase order from BIOMIRA, provided such purchase orders shall always be for commercially efficient lot sizes of PRODUCT (recognizing that such lot sizes are subject to variances for, among other things, quality control and quality assurance purposes).  By September 30, 2006, MERCK shall provide BIOMIRA with a twelve (12) month rolling forecast of MERCK's requirements (per calendar quarter during such twelve (12) month period) for PRODUCT, specifying any country specific requirements, if any, for the period

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January 1, 2007 to and including December 31, 2007.  On January 1, 2007, and thereafter on the first day of each following calendar quarter, MERCK shall provide to BIOMIRA an updated rolling forecast by adding to the remaining twelve (12) months covered by the previous forecast the next following calendar quarter (e.g., on January 1, 2007 MERCK is required to update the previous forecast by providing BIOMIRA with MERCK's requirements for the calendar quarter January 1, 2008 to and including March 31, 2008).  With respect to each calendar quarter specified in any such rolling forecast (a "SPECIFIED QUARTER"), MERCK shall, at a minimum, purchase from BIOMIRA, by firm purchase order [+]  However, BIOMIRA and MERCK agree that it is in the interests of both parties to seek to meet all demand for PRODUCT and, in the foregoing regard, BIOMIRA and MERCK will work together to resolve any capacity issues.  Further, BIOMIRA and MERCK agree to consider revisions to the procedures set forth in this section 2.2.1 as required and agreed upon in writing in the future.

2.2.2
With each delivery of PRODUCT to MERCK, BIOMIRA shall provide a certificate of analysis (in substantially the form attached to this AGREEMENT as Schedule 4), a certificate of compliance for each lot of PRODUCT comprising such delivery and a completed batch record form.  BIOMIRA shall also provide to MERCK such documentation under the control of BIOMIRA required by applicable law and regulation in order to allow MERCK to release and SELL PRODUCT in the NA TERRITORY and the ROW TERRITORY;

2.2.3
all PRODUCT purchased hereunder by MERCK from BIOMIRA shall conform at the time of delivery by BIOMIRA to MERCK to the SPECIFICATIONS applicable to PRODUCT, shall have been manufactured in accordance with cGMP and all applicable laws and regulations in the country of manufacture (and, if MERCK has in a timely manner informed BIOMIRA in writing thereof, the specific applicable laws and regulations of the United States of America and the European Union and, if BIOMIRA agrees in writing (such agreement not to be unreasonably withheld), any other country in the ROW TERRITORY), and no PRODUCT shall, at the time of delivery by BIOMIRA to MERCK, be adultered or misbranded within the meaning of the United States Food, Drug and Cosmetics Act and/or the Public Health Service Act or, to the extent applicable, be an article which may not be introduced into interstate commerce under section 505 of the United States Food, Drug and Cosmetics Act and section 351 of the Public Health Service Act;

2.2.4	all PRODUCT purchased hereunder by MERCK from BIOMIRA shall at the time of delivery by BIOMIRA to MERCK have such shelf life as is agreed to in writing by BIOMIRA and MERCK, provided that [+]

2.2.5
upon receipt of any PRODUCT, MERCK may inspect and test the PRODUCT for conformance to the applicable SPECIFICATIONS (and material deviations from the applicable batch records) and may, up to the date which is sixty (60) days after the date of receipt by MERCK of such shipment of PRODUCT and the applicable certificate of analysis, certificate of compliance and

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batch record form (the "REJECTION DATE"), reject the same by sending to BIOMIRA written notice (the "REJECTION NOTICE") of such rejection on or before the REJECTION DATE (specifying the nature of such non-conformance) if the PRODUCT does not conform to the applicable SPECIFICATIONS.  MERCK shall be deemed (except with respect to latent defects as at the time of delivery of PRODUCT by BIOMIRA to MERCK (and not as a result of subsequent legal, regulatory or other similar changes), in which case this provision shall apply after the expiration of sixty (60) days after the discovery of such latent defect) to have accepted a particular delivery of PRODUCT if MERCK has not sent to BIOMIRA a REJECTION NOTICE in connection with such delivery on or before the REJECTION DATE related to such delivery.  If BIOMIRA disagrees with the alleged non-conformity of the PRODUCT with the applicable SPECIFICATIONS, quality representatives of BIOMIRA and MERCK shall negotiate in good faith to assess whether there has been a non-conformity and the corrective action, if any, to be taken by BIOMIRA.  In the event the quality representatives of BIOMIRA and MERCK are unable to agree on whether or not there has been a non-conformity, then an independent laboratory or QA consultant, mutually agreed upon in writing by the parties, shall analyze samples of the alleged non-conforming PRODUCT to determine compliance with the applicable SPECIFICATIONS.  MERCK and BIOMIRA shall be bound by the laboratory analysis of such alleged non-conforming PRODUCT.  The cost incurred in connection with retaining the independent laboratory or QA consultant shall be borne by MERCK if the PRODUCT in question is found to conform to the applicable SPECIFICATIONS and by BIOMIRA if the PRODUCT in question is found not to conform to the applicable SPECIFICATIONS.  Notwithstanding the foregoing procedure to determine whether or not the PRODUCT conforms with the SPECIFICATIONS, BIOMIRA shall replace the batch under investigation from existing inventory (to the extent available) if so requested in writing by MERCK.  To the extent it is determined that any PRODUCT supplied by BIOMIRA to MERCK under this AGREEMENT does not conform to the applicable SPECIFICATIONS or materially deviates from the applicable batch records, BIOMIRA's sole obligation and MERCK's sole remedy shall be to have BIOMIRA replace such non-conforming PRODUCT from existing inventory (to the extent available) at no additional cost to MERCK as promptly as practicable.  BIOMIRA shall reimburse MERCK for all reasonable costs and expenses incurred by MERCK to, at BIOMIRA's option, destroy such nonconforming PRODUCT or ship such nonconforming PRODUCT to such destination as BIOMIRA may specify in writing to MERCK.  MERCK shall pay BIOMIRA for all conforming PRODUCT, including, without limitation, the original PRODUCT supplied as well as any and all replacement PRODUCT supplied;

2.2.6
To enable MERCK to inspect and test the PRODUCT for conformance to the applicable SPECIFICATIONS, BIOMIRA shall use commercially reasonable efforts to transfer to MERCK the test assays necessary for the testing of PRODUCT as described in Section 2.2.5 above, provided that BIOMIRA and MERCK acknowledge that BIOMIRA’s resources required in connection with such transfer obligations are limited and may be required elsewhere;

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2.2.7
BIOMIRA shall inspect, or cause to be inspected, in accordance with the applicable SPECIFICATIONS and as otherwise agreed in writing by the parties, each lot of PRODUCT prior to delivery thereof to MERCK.  With respect to the results of such inspection in relation to a particular lot of PRODUCT, BIOMIRA shall notify MERCK in a timely manner of any deviations from the applicable SPECIFICATIONS.  A certificate of analysis for each lot delivered shall set forth the items tested and the test results.    A certificate of compliance and a batch record form for each lot shall also be provided by BIOMIRA to MERCK wherein BIOMIRA shall certify that the PRODUCT in question has been produced in accordance with the applicable SPECIFICATIONS, cGMP and all applicable laws and regulations in the country of manufacture (and, if MERCK has in a timely manner informed BIOMIRA in writing thereof, the specific applicable laws and regulations of the United States of America and the European Union and, if BIOMIRA agrees in writing, any other country in the ROW TERRITORY).  BIOMIRA shall also indicate on the certificate of compliance that all lot production and control records and PRODUCT master files have been reviewed and approved by or on behalf of the appropriate quality control unit of BIOMIRA.  BIOMIRA shall send, or cause to be sent, such certificates to MERCK concurrently with or prior to the shipment of each lot of PRODUCT;

2.2.8

2.2.8.1
subject to section 2.2.8.2 of this AGREEMENT, no more than once during any twelve (12) consecutive month period (except to the extent more frequently required in order to comply with any applicable specific legal or regulatory requirement), MERCK may conduct a COMPLIANCE AUDIT of the facilities of BIOMIRA and its wholly-owned AFFILIATES, and, to the extent permitted, its non-wholly owned AFFILIATES and subcontractors, at which manufacture, packaging or testing of PRODUCT (whether it is used for clinical or commercial purposes) and its COMPONENTS is being conducted;

2.2.8.2
in the event of  (i) the receipt by BIOMIRA of a "Warning Letter" or a Form 483 (or other equivalent regulatory action) from the FDA relating to the manufacture, packaging or any other activity performed by BIOMIRA or its AFFILIATES or subcontractors under this AGREEMENT relating to the manufacture or testing of PRODUCT, or  (ii) a determination pursuant to section 2.2.5 of this AGREEMENT that any PRODUCT supplied by BIOMIRA to MERCK under this AGREEMENT does not conform to the applicable SPECIFICATIONS or materially deviates from the applicable batch records (individually or collectively, an "EVENT"), MERCK shall have the right with respect to each such EVENT to conduct an additional COMPLIANCE AUDIT (such additional COMPLIANCE AUDIT referred to herein as an "EVENT AUDIT").  With respect to an EVENT AUDIT of the facilities of BIOMIRA, BIOMIRA shall, to the extent applicable, use commercially reasonable efforts to cause its AFFILIATES and subcontractors to also permit such EVENT AUDIT;

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2.2.8.3
for purposes of this AGREEMENT, the term "COMPLIANCE AUDIT" shall mean a review by appropriate representatives of MERCK (not to exceed two (2) in number and who shall, at BIOMIRA's option, in all circumstances be accompanied by one or more representatives of BIOMIRA and its AFFILIATES) of those portions of BIOMIRA's and its wholly owned AFFILIATES', and, to the extent permitted, its non-wholly owned AFFILIATES' and subcontractors' facilities at which the manufacture, packaging or testing of PRODUCT and its COMPONENTS is being conducted, for purposes of reviewing BIOMIRA's, its AFFILIATES' and its subcontractors' procedures and processes used in the manufacture or testing of PRODUCT and its COMPONENTS, including, but not limited to, production and quality control records related to PRODUCT and its COMPONENTS, and investigations of quality specifically relating to PRODUCT and its COMPONENTS.  With respect to such COMPLIANCE AUDIT, BIOMIRA shall use commercially reasonable efforts to cause its subcontractors to permit such COMPLIANCE AUDIT (including, to the extent reasonable in the circumstances, amending existing and future agreements with applicable subcontractors to permit MERCK to conduct COMPLIANCE AUDITS pursuant to this section 2.2.8).  Any of MERCK's representatives other than MERCK employees conducting any such COMPLIANCE AUDIT shall, at the reasonable request of BIOMIRA, its AFFILIATES and/or its subcontractors and/or COMPONENT suppliers, enter into an agreement with BIOMIRA, its AFFILIATES and/or its subcontractors and/or COMPONENT suppliers with respect to confidentiality containing provisions substantially similar to those set forth in article 3 of this AGREEMENT.  BIOMIRA and its wholly owned AFFILIATES, and to the extent applicable and permitted, its non-wholly owned AFFILIATES and subcontractors, shall cooperate with and provide reasonable assistance to MERCK during any such COMPLIANCE AUDIT.  With respect to each facility, MERCK shall complete any such COMPLIANCE AUDIT in five (5) business days.  All COMPLIANCE AUDITS shall be at MERCK's expense (including with respect to representatives of BIOMIRA, except in circumstances where representatives of BIOMIRA are present as part of a regular BIOMIRA audit in which case MERCK shall not be responsible for the costs and expenses of such representatives of BIOMIRA) and shall take place during normal business hours and with not less than thirty (30) days prior written notice to BIOMIRA and any other person proposed to be audited.  The results of all COMPLIANCE AUDITS and inspections shall be considered CONFIDENTIAL INFORMATION under article 3 of this AGREEMENT;

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2.2.8.4
in the event that MERCK is precluded from conducting any audit provided for in this section 2.2.8 of the facilities of a non-wholly-owned AFFILIATE of BIOMIRA or subcontractor of BIOMIRA, BIOMIRA shall, to the extent it is in a position to do so and upon MERCK's written request, conduct such audit on behalf of MERCK, and MERCK will promptly reimburse BIOMIRA for all of BIOMIRA's costs and expenses in connection with such requested audit;

2.2.8.5
within thirty (30) days after the completion of any COMPLIANCE AUDIT pursuant to this section 2.2.8, the party conducting the audit shall submit to the other party a written report outlining its findings and observations from any such COMPLIANCE AUDIT.  Within thirty (30) days after receipt of MERCK's report, BIOMIRA shall reply to MERCK, which reply shall, to the extent applicable, include a timetable for responding to any material findings.  If BIOMIRA conducts any audit of any non-wholly owned AFFILIATE of BIOMIRA or subcontractor on behalf of MERCK pursuant to section 2.2.8.4 of this AGREEMENT, BIOMIRA shall cause, to the extent it is able to do so, such AFFILIATE or subcontractor to respond, to the extent applicable, to any material findings, taking into account MERCK's comments and concerns.

2.2.9
BIOMIRA and MERCK agree that the responsibility for maintaining the appropriate inventory levels of PRODUCT for purposes of this AGREEMENT and the COLLABORATION AGREEMENT rests with MERCK.  Nevertheless, BIOMIRA shall use commercially reasonable efforts to maintain in inventory following the first LAUNCH of PRODUCT in the TERRITORY one (1) full manufacturing batch of PRODUCT with customary yields (whatever number of vials such batch produces less the vials (i) used for QC testing and (ii) normal retention) (the "BIOMIRA INVENTORY VIALS").  The parties acknowledge that the ability to maintain such supply of PRODUCT may be affected by a variety of factors including increased SALES, new regulatory requirements, Biomira’s obligation to replace a batch as set forth in section 2.2.5 above and force majeure.  Such PRODUCT inventory shall be rotated based on a first in/first out approach.  The cost of maintaining all the BIOMIRA INVENTORY VIALS shall be borne by BIOMIRA.  Subject to the agreement in writing of BIOMIRA and MERCK on the specific terms thereof, MERCK may following the EXECUTION DATE maintain in inventory such amount of COMPONENTS as is needed for at least two (2) full manufacturing batches of PRODUCT.  Such COMPONENTS inventory shall be rotated based on a first in/first out approach and all costs associated with acquiring and maintaining such inventory shall be borne exclusively by MERCK.

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Section 2.3	Delivery; Title; Risk of Loss
BIOMIRA shall transfer PRODUCT to MERCK EX WORKS (INCOTERMS, 2000) facilities of BIOMIRA or its designated AFFILIATES or subcontractors, or such other facilities as BIOMIRA and MERCK may from time to time agree upon in writing.

Section 2.4	Import/Export Licenses
MERCK shall be responsible for obtaining, at its expense, any import/export licenses required by any governmental authority with respect to PRODUCT from and after its sale to MERCK pursuant to this AGREEMENT.  BIOMIRA agrees, to the extent reasonably required of it, to cooperate with and provide assistance to MERCK in obtaining such licenses and such documentation required by applicable law and regulation in order to obtain such licenses.  If more than five (5) person days in any calendar year of assistance is required to be provided by BIOMIRA, MERCK shall pay BIOMIRA a per diem fee as agreed upon in writing by BIOMIRA and MERCK.

Section 2.5	Label Content
MERCK shall be responsible for ensuring that the label and product insert for any PRODUCT SOLD in the NA TERRITORY and the ROW TERRITORY shall comply with all legal, governmental and regulatory requirements.  Insofar as it is not contrary to law or regulation in any particular country in the NA TERRITORY and the ROW TERRITORY, the box and package insert, and the label to the extent that space permits, shall include prominent reference to MERCK as marketer and to BIOMIRA (or its designee) as manufacturer of the PRODUCT.  Reference shall also be made on the vial label/end-user container and package insert, where applicable, to the MPL® trademark (or any replacement or successor trademark).

Section 2.6	Consideration; Payment Terms
2.6.1
Consideration for Supply Agreement.  In consideration for BIOMIRA agreeing to enter into this AGREEMENT and agreeing to supply PRODUCT and provide related services to MERCK in the manner set forth in this AGREEMENT, and in addition to the pre LAUNCH milestone payments provided for in section 2.6.2 of this AGREEMENT and the post LAUNCH milestone payments provided for in section 2.6.3 of this AGREEMENT, MERCK shall:

2.6.1.1	[+]

2.6.1.2	[+]

2.6.1.2.1	[+]

2.6.1.2.2	[+]

2.6.1.2.3	[+]

2.6.1.3	[+]

2.6.2
Pre LAUNCH Milestone Payments.  In consideration for BIOMIRA agreeing to enter into this AGREEMENT and agreeing to supply PRODUCT and provide related services to MERCK in the manner set forth in this AGREEMENT, and in addition to the upfront and other payments provided for in section 2.6.1 of this AGREEMENT and the post LAUNCH milestone payments provided for in section 2.6.3 of this AGREEMENT, MERCK shall make the following payments to BIOMIRA:

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2.6.2.1	[+]

2.6.2.2	[+]

2.6.2.2.1	[+]

2.6.2.2.2	[+]

2.6.2.2.3	[+]

2.6.2.2.4	[+]

2.6.2.3	[+]

2.6.2.3.1	[+]

2.6.2.3.2	[+]

2.6.2.3.3	[+]

2.6.2.3.4	[+]

2.6.2.4
For clarification, each of the milestone payments of MERCK identified in this section 2.6.2 shall be made only once for the stated milestone triggering event. Any milestone payments made by MERCK under section 2.6.2 are non-refundable to MERCK.

2.6.3
Post LAUNCH Milestone Payments.  In consideration for BIOMIRA agreeing to enter into this AGREEMENT and agreeing to supply PRODUCT and provide related services to MERCK in the manner set forth in this AGREEMENT, and in addition to the upfront and other payments provided for in section 2.6.1 of this AGREEMENT and the pre LAUNCH milestone payments provided for in section 2.6.2 of this AGREEMENT, MERCK shall pay to BIOMIRA the following post-LAUNCH milestone payments within forty-five (45) days of the end of the applicable period specified below:

2.6.3.1	[+]

2.6.3.2	[+]

2.6.3.3	[+]

2.6.3.4	[+]

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2.6.3.5	[+]

For clarification, each of MERCK's sales milestone payments identified in this section 2.6.3 shall be made only once for the stated sales milestone triggering event.  However, more than one sales milestone may be achieved in a particular calendar year, in which case (if not previously paid) each such sales milestone payments shall be made by MERCK to BIOMIRA.  Any sales milestone payments made by MERCK under this section 2.6.3 are non-refundable to MERCK.

2.6.4	The cost of clinical trial supply of PRODUCT for CLINICAL DEVELOPMENT shall be equal to [+] For commercial SALES, the purchase price payable by MERCK to BIOMIRA for PRODUCT shall be equal to [+]

2.6.5	[+]

2.6.6
BIOMIRA will keep and maintain proper and complete records and books of account in relation to the BIOMIRA COST OF GOODS.  BIOMIRA shall at least once in each calendar year during normal business hours upon thirty (30) days prior written notice from MERCK make those records available for audit by an internationally recognized accounting firm designated by MERCK (except one to which BIOMIRA shall have objection, acting reasonably, and provided such accounting firm has entered into a confidentiality agreement with the audited party which provides protection for confidential information which is similar to that provided under article 3 of this AGREEMENT) for the sole purpose of, and BIOMIRA will only be required to disclose information related to, verifying the BIOMIRA COST OF GOODS.  BIOMIRA shall preserve such records made in any calendar year for a period of seven (7) years following the close of that calendar year.  Results of any such examination shall be made available to each of BIOMIRA and MERCK, but all backup documentation and data shall be made available only to such accounting firm for use only on the premises of the audited party.  In the event that such audit discloses that the actual amount of BIOMIRA COST OF GOODS are less than the amount used for purposes of section 2.6.4 and paid by MERCK to BIOMIRA, then BIOMIRA shall reimburse to MERCK such overpayment.  In the event that such audit discloses that the actual amount of BIOMIRA COST OF GOODS are greater than the amount used for purposes of section 2.6.4 and paid by MERCK to BIOMIRA, then MERCK shall promptly pay to BIOMIRA such underpayment.  The cost of such audit shall be borne by MERCK unless such audit discloses that BIOMIRA COST OF GOODS is more than five percent (5%) less than the amount used for purposes of section 2.6.4 and paid by MERCK to BIOMIRA, in which case BIOMIRA shall be responsible for payment of all reasonable costs of such audit.

2.6.7	Payment Terms. The purchase price for PRODUCT specified in section 2.6.4 shall be due and payable by MERCK to BIOMIRA as follows:

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2.6.7.1	with respect to the supply of PRODUCT by BIOMIRA to MERCK for CLINICAL DEVELOPMENT:

2.6.7.1.1	[+]

2.6.7.1.2	[+]

2.6.7.2	with respect to the supply of PRODUCT by BIOMIRA to MERCK for commercial SALE:

2.6.7.2.1	[+]

2.6.7.2.2	[+]

Section 2.7	Late Payments
Any late payments of any nature made under this AGREEMENT shall bear interest, running from the date such payment was due until such payment is made in full, at a rate per annum equal to the average three (3) month US dollar LIBOR rate (as published from time to time by Reuters) plus one percent (1%).

Section 2.8	Payments from Germany
Unless otherwise agreed to in writing by BIOMIRA and MERCK, MERCK will make all payments and reimbursements to BIOMIRA under this AGREEMENT from Germany.

Section 2.9	Supply Background
BIOMIRA is presently contracting with certain third parties in relation to the supply of PRODUCT.  BIOMIRA may continue to use third parties in connection with the supply of PRODUCT or may assume some or all of such operations itself.  To the extent it affects BIOMIRA's obligations to MERCK under this AGREEMENT, BIOMIRA shall (solely for purposes of BIOMIRA's obligations to MERCK under this AGREEMENT) be responsible for the acts and omissions of the third parties (other than with respect to MERCK and the MERCK SUB-SUPPLIERS and subject to section 2.11 of this AGREEMENT (including without limitation section 2.11.6)), which it uses in connection with the manufacture and supply of PRODUCT under this AGREEMENT and such acts and omissions shall be regarded for purposes of this AGREEMENT as the acts and omissions of BIOMIRA.  Further, BIOMIRA shall promptly notify MERCK in writing if it receives written notice that any third party supplier which BIOMIRA is using in connection with the supply of PRODUCT and its COMPONENTS under this AGREEMENT considers BIOMIRA to be in breach of a material provision of any agreement (relating to such supply of PRODUCT and its COMPONENTS) between BIOMIRA and such third party supplier.  BIOMIRA shall not, without the prior written consent of MERCK, which consent shall not be unreasonably withheld, agree to any change in the specifications for COMPONENTS supplied by such third party supplier to the extent that any such change in specifications for COMPONENTS may affect BIOMIRA's ability to supply PRODUCT meeting the applicable SPECIFICATIONS under this AGREEMENT.  Finally, each of BIOMIRA and MERCK shall, with respect to any "Warning Letter" or Form 483 (or other equivalent regulatory action) from the FDA received by such party or any AFFILIATE of such party (either in relation to itself or any third party supplier) relating to the manufacture of PRODUCT and its COMPONENTS under this AGREEMENT, promptly notify the other party and provide the other party with a copy of such "Warning Letter" or Form 483 (or other equivalent regulatory action) from the FDA or EMEA.

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Section 2.10	CLINICAL DEVELOPMENT Supply
All PRODUCT (as well as placebo) required for CLINICAL DEVELOPMENT in the NA TERRITORY and the ROW TERRITORY shall be supplied by BIOMIRA to MERCK in accordance with the provisions of this article 2, except to the extent otherwise agreed to in writing by BIOMIRA (or its designated AFFILIATE) and MERCK.  All such PRODUCT shall be clearly labelled as being for clinical trial purposes only and not for commercial SALE.

Section 2.11	MERCK as Secondary Manufacturer
2.11.1
BIOMIRA and MERCK acknowledge that sufficient supply of PRODUCT is of importance for the collaboration set forth in the COLLABORATION AGREEMENT, and agree that multiple sourcing is one of the strategies to reduce the risk of supply shortages.  In such regard, MERCK has advised BIOMIRA that MERCK and its AFFILIATE(S) may have manufacturing capacity and manufacturing capabilities that may be employed for one or more of the necessary steps in the manufacture or testing of PRODUCT.  Therefore, subject to the terms and conditions of this Section 2.11, MERCK (directly or through any of its AFFILIATE(S) and/or third party contract manufacturing organization(s) acceptable to BIOMIRA acting reasonably required by MERCK to act as sub-suppliers to MERCK (the "MERCK SUB-SUPPLIERS")), shall have the right, at MERCK’s option during the term of this AGREEMENT (whether for clinical trial or commercial material), to become a secondary manufacturer of PRODUCT for BIOMIRA upon such industry standard terms and conditions as BIOMIRA and MERCK, acting reasonably and in good faith,  shall agree upon in writing at the relevant time (a "CMO AGREEMENT") including, without limiting the generality of the foregoing, the following terms and conditions:

2.11.1.1	[+]

2.11.1.2
MERCK (and the MERCK SUB-SUPPLIERS) shall fully share with BIOMIRA and its AFFILIATES in a timely manner all inventions, discoveries, improvements, processes, procedures, data and information in relation to the manufacturing activities undertaken by MERCK (and the MERCK SUB-SUPPLIERS) and shall grant to BIOMIRA and its AFFILIATES the right to utilize all such rights on a cost-free and non-exclusive basis; and

2.11.1.3
BIOMIRA and its AFFILIATES shall have the right to have their personnel (not to exceed two individuals) monitor the manufacturing activities of MERCK (and, to the extent permitted, the MERCK SUB-SUPPLIERS) including without limitation attending at facilities of MERCK (and, to the extent permitted, the MERCK SUB-SUPPLIERS).  MERCK shall use

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commercially reasonable efforts to cause the MERCK SUB-SUPPLIERS to permit BIOMIRA and its AFFILIATES to have the right to have their personnel (not to exceed two individuals) monitor the manufacturing activities of the MERCK SUB-SUPPLIERS including without limitation attending at facilities of the MERCK SUB-SUPPLIERS (including, to the extent reasonable in the circumstances, amending existing and future agreements with the MERCK SUB-SUPPLIERS to permit BIOMIRA and its AFFILIATES to exercise the rights provided for herein).  In the event that BIOMIRA and/or its AFFILIATES are precluded from exercising any of the rights provided for in this section 2.11.1.3 in relation to MERCK SUB-SUPPLIERS, MERCK shall, to the extent it is in a position to do so, and upon BIOMIRA’s written request, exercise such rights on behalf of BIOMIRA and its AFFILIATES.

2.11.2
MERCK (directly or through the MERCK SUB-SUPPLIERS) shall have the right under this section 2.11 to be a secondary manufacturer of PRODUCT for BIOMIRA for up to (but, for clarity, not more than) [+] percent ([+]%) of BIOMIRA’s requirements for PRODUCT.  The parties may agree, consistent with the principle of multiple sourcing, to vary such percentage (for example, to increase MERCK's secondary manufacturing right to more than [+] percent ([+]%) of BIOMIRA's requirements for PRODUCT), provided that any such variation shall require the unfettered prior written agreement of BIOMIRA and MERCK.

2.11.3
The right of MERCK (directly or through the MERCK SUB-SUPPLIERS) to become a secondary manufacturer of PRODUCT for BIOMIRA shall be subject to any and all contractual commitments of BIOMIRA with third parties and complying with all applicable legal and regulatory requirements;

2.11.4	If MERCK (and/or any MERCK SUB-SUPPLIER) has with respect to PRODUCT for commercial SALE (i.e., not for CLINICAL DEVELOPMENT):

2.11.4.1	[+]

2.11.4.2	[+]

2.11.4.3	[+]

2.11.4.4	[+]

2.11.4.5	[+]

then MERCK (and the MERCK SUB-SUPPLIERS) shall lose its right to be a secondary manufacturer under this section 2.11 until MERCK (and/or, as applicable, any MERCK SUB-SUPPLIER) regains the ability to achieve a success rate of [+] percent ([+]%) or more and MERCK has demonstrated to the satisfaction of BIOMIRA, acting reasonably, the ability once again to become a

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secondary manufacturer of PRODUCT for SALE in the NA TERRITORY and ROW TERRITORY in compliance with the provisions of the CMO AGREEMENT, BIOMIRA shall, subject to then existing third party commitments and provided MERCK fully reimburses BIOMIRA for all substantiated start-up, wind-down and capital expenses necessarily and specifically incurred by BIOMIRA in order to take over manufacturing of one hundred percent (100%) of MERCK’s requirements of PRODUCT (other than those expenses incurred for the manufacturing activities already performed by BIOMIRA pursuant to this AGREEMENT), unless BIOMIRA, acting reasonably, has the ability to use any such existing third party commitment or capital expense for its manufacturing responsibilities under this AGREEMENT, and further provided that any necessary transition period shall be two (2) years (unless otherwise agreed in writing by BIOMIRA and MERCK), permit MERCK to resume such secondary manufacturing activities of PRODUCT.  Notwithstanding the foregoing, MERCK agrees to advise BIOMIRA in a timely manner of any material supply difficulties with respect to PRODUCT experienced by MERCK (and/or the MERCK SUB-SUPPLIERS) so that the parties have an opportunity to discuss such difficulties and possible resolutions thereto at an early stage.

2.11.5
Notwithstanding any other provision to the contrary in this AGREEMENT (including any QUALITY AGREEMENT) or the COLLABORATION AGREEMENT, all PRODUCT produced by MERCK (and the MERCK SUB-SUPPLIERS) pursuant to this section 2.11 and/or a CMO AGREEMENT must be transferred to BIOMIRA and/or its designated AFFILIATE under the terms of the applicable CMO AGREEMENT and none of MERCK or any MERCK SUB-SUPPLIER shall have any right to otherwise sell, use or retain any such PRODUCT.

2.11.6
Notwithstanding any other provision to the contrary in this AGREEMENT (including any QUALITY AGREEMENT) or the COLLABORATION AGREEMENT, MERCK shall not be entitled to rely on any default by MERCK and/or any MERCK SUB-SUPPLIER under or in respect of any CMO AGREEMENT for purposes of alleging or claiming any default or breach by BIOMIRA of its obligations under this AGREEMENT (including any QUALITY AGREEMENT) and/or the COLLABORATION AGREEMENT.

2.11.7
BIOMIRA shall use commercially reasonable efforts to transfer to MERCK such PRODUCT manufacturing know-how of BIOMIRA as is necessary for MERCK to perform such manufacturing activities as may be assigned to MERCK pursuant to this section 2.11 and BIOMIRA and MERCK currently contemplate that the transfer of such manufacturing know-how shall generally take place in accordance with the following timeline:

[+]

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In connection with such transfer of manufacturing know-how, BIOMIRA shall provide all assistance reasonably required to ensure a smooth transition of such know-how to MERCK, provided that BIOMIRA and MERCK acknowledge that BIOMIRA’s resources required in connection with such transfer obligations are limited and may at times be required elsewhere.  MERCK shall pay BIOMIRA a mutually agreed-upon in writing per diem fee for such assistance on the basis of the amounts set forth in Appendix 4 of the COLLABORATION AGREEMENT (as such amounts shall be adjusted annually to account for normal wage increases) plus all out-of-pocket expenses.  For greater certainty, BIOMIRA and MERCK agree that any know-how transfer described in this section 2.11.7 (as well as the test assay transfer described in section 2.2.6) shall not require the conclusion of a separate CMO AGREEMENT but shall be performed in accordance with, solely for the purposes of and subject to the provisions of this AGREEMENT.

2.11.8
Any information received by MERCK, its AFFILIATES and/or third party contract manufacturing organizations (including without limitation MERCK SUB-SUPPLIERS) pursuant to this section 2.11 shall be subject to the confidentiality provisions of Article 3 of this AGREEMENT.

Section 2.12	MANUFACTURING LICENSE
2.12.1	License to Make and Have Made in the TERRITORY

2.12.1.1
BIOMIRA hereby grants to MERCK a royalty-free license (or, where applicable, sublicense) under the BIOMIRA TECHNOLOGY and BIOMIRA MANUFACTURING KNOW-HOW solely to make and have made in the TERRITORY PRODUCT for CLINICAL DEVELOPMENT and SALE by MERCK or its designees pursuant to the COLLABORATION AGREEMENT and in compliance with the licenses, terms and conditions thereof (the "MANUFACTURING LICENSE"); provided, however, that MERCK may not practice the MANUFACTURING LICENSE until such time, if ever, as, with respect to PRODUCT for commercial SALE (i.e., not for CLINICAL DEVELOPMENT):

2.12.1.1.1	[+]

2.12.1.1.2	[+]

2.12.1.1.3	[+]

2.12.1.1.4	[+]

2.12.1.1.5	[+]

and BIOMIRA does not provide to MERCK within the twenty (20) day period immediately following BIOMIRA becoming aware of the occurrence of any such event a reasonable plan of corrective action, then, if MERCK desires to practice the MANUFACTURING LICENSE with respect to PRODUCT, MERCK shall notify BIOMIRA in writing of such desire within

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the next fifteen (15) days following the expiry of such twenty (20) day period.  The parties may from time to time agree in writing to modify the above-referenced conditions with respect to the commencement of MERCK's MANUFACTURING LICENSE.

2.12.1.2
Notwithstanding the foregoing, BIOMIRA agrees to advise MERCK in a timely manner of any material supply difficulties with respect to PRODUCT experienced by BIOMIRA so that the parties have an opportunity to discuss such difficulties and possible resolutions thereto at an early stage with a view to avoiding the application of the MANUFACTURING LICENSE in relation to PRODUCT.

2.12.1.3	[+]

2.12.1.4
During any period in which MERCK is entitled under this section 2.12 to practice the MANUFACTURING LICENSE with respect to PRODUCT, MERCK shall be responsible for all aspects of the manufacture and supply of PRODUCT and, as a result, BIOMIRA shall, notwithstanding any provision to the contrary in this AGREEMENT (including any QUALITY AGREEMENT), be relieved from all obligations under this AGREEMENT (including any QUALITY AGREEMENT) with respect to such manufacture and supply including without limitation any liability in respect thereof to MERCK or any third party, except in relation to PRODUCT manufactured and supplied by BIOMIRA to MERCK prior to the commencement of any such period and, subject to MERCK's compliance with section 2.12.1.3, in relation to third party contractual obligations to BIOMIRA's suppliers and subcontractors arising prior to MERCK's assumption of such obligations; and

2.12.1.5	only modify the label of PRODUCT to the extent required by the applicable regulatory authority.

2.12.1.6	If at any time after MERCK begins to practice the MANUFACTURING LICENSE with respect to PRODUCT, BIOMIRA has demonstrated to the satisfaction of MERCK, acting

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 reasonably, the ability once again to manufacture PRODUCT for SALE in the NA TERRITORY and ROW TERRITORY in compliance with the provisions of this AGREEMENT, MERCK shall, subject to then existing third party commitments and provided BIOMIRA fully reimburses MERCK for all substantiated start-up, wind-down and capital expenses necessarily and specifically incurred by MERCK in order to practice the MANUFACTURING LICENSE (other than the manufacturing activities already performed by or on behalf of MERCK pursuant to section 2.11), unless MERCK, acting reasonably, has the ability to use any such existing third party commitment or capital expense for purposes of being a secondary manufacturer as set forth in section 2.11 of this AGREEMENT, and further provided that any necessary transition period shall be two (2) years (unless otherwise agreed by the PARTIES), permit BIOMIRA to resume such manufacturing activities of PRODUCT for SALE in the NA TERRITORY and ROW TERRITORY.  Upon such resumption by BIOMIRA, MERCK will no longer be entitled to practice the MANUFACTURING LICENSE with respect to PRODUCT in the TERRITORY (except to the limited extent required to enable MERCK to comply with then existing third party commitments regarding manufacture of PRODUCT) until such time as the conditions described in section 2.12.1.1 above recur and MERCK is thereby entitled to again practice the MANUFACTURING LICENSE.  BIOMIRA's right with respect to PRODUCT to resume manufacturing activities shall only apply once.

2.12.2
MERCK Cost of Manufacture.  MERCK shall be responsible for of all its costs of manufacture of PRODUCT under section 2.12, including all fixed and variable costs.  However, notwithstanding any other provision to the contrary in this AGREEMENT (including any QUALITY AGREEMENT) or the COLLABORATION AGREEMENT, MERCK shall only be entitled to deduct under section 6.3 of the COLLABORATION AGREEMENT (on a per DOSE basis) the lesser of (i) MERCK’s actual costs of manufacture and (ii) the amount that BIOMIRA was paying to a third party CMO at the time that MERCK became entitled to practice the MANUFACTURING LICENSE under this section 2.12.

Section 2.13	Protection in Bankruptcy
The rights and licenses granted to MERCK by BIOMIRA pursuant to section 2.12 are, and shall be deemed to be, for purposes of applicable bankruptcy law (including section 365(n) of the United States Bankruptcy Code), licenses of rights to "intellectual property" (including as such term is defined under section 101(35A) of the United States Bankruptcy Code, as amended from time to time) for purposes of applicable bankruptcy law (including section 365(n) of the United States Bankruptcy Code).  The parties agree that MERCK, as a contingent licensee of such rights under this AGREEMENT, shall retain and may fully exercise all of its rights and elections under such applicable bankruptcy law, including but not limited to MERCK's rights to continue to exercise all rights contingently licensed hereunder.

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Section 2.14	CMC Development Activities
BIOMIRA and MERCK acknowledge that certain CMC development activities (such as, without limitation, characterization, studies for forced degradation, freeze/thaw stability, and in-use tests as well as the development of a large scale manufacturing process) need to be completed before submission of a BLA for the PRODUCT in accordance with applicable guidelines and any CMC plan approved in accordance with section 3.2.2 of the COLLABORATION AGREEMENT.  All as contemplated by and within the parameters set forth in section 3.2.4 of the COLLABORATION AGREEMENT, the Manufacturing/CMC Project Team shall (i) discuss in good faith and agree upon what activities fall under BIOMIRA’s manufacturing responsibilities (i.e. as the manufacturer of PRODUCT that needs MARKET APPROVAL prior to first commercial sale) and (ii) determine defined work packages to be performed by either of the parties, including relevant timelines.  To the extent that these activities form part of BIOMIRA’s manufacturing responsibilities under this AGREEMENT, MERCK may, if BIOMIRA so requests in writing, support BIOMIRA in such activities by way of performing some of such required CMC development activities at BIOMIRA’s cost and expense (such costs and expenses to be agreed upon in writing by BIOMIRA and MERCK prior to the commencement of any such work).  Upon BIOMIRA’s request to MERCK and agreement in writing between the parties on the scope of work (and a budget related thereto) to be undertaken by MERCK in relation to such CMC development activities, MERCK shall assist BIOMIRA by way of performing the activities allocated to MERCK by BIOMIRA in a timely and professional manner.

Section 2.15	Payment of Taxes
Each of BIOMIRA and MERCK shall be responsible for any and all taxes and other similar levies or charges properly assessed against payments received by such party from the other party under this AGREEMENT.  If applicable laws or regulations require that taxes be withheld on such payments, the withholding party will in a timely manner notify the other party in writing specifying the details thereof and shall:

2.15.1	deduct those taxes from the amount of such payment due to the receiving party,

2.15.2	pay the taxes to the proper taxing authority in a timely manner, and

2.15.3	send proof of payment to the receiving party within sixty (60) days following that payment.

The parties agree to cooperate to reduce the amount of any such deductions and to obtain the benefit of any tax treaty with respect to such deductions.  Further, the withholding party shall cooperate with the receiving party in obtaining for the receiving party a credit or refund for any such taxes, levies or charges.  Neither party shall be required under this concluding paragraph of section 2.13 to act in a manner which is financially detrimental from a taxation perspective to such party.

Section 2.16	No Samples
Unless BIOMIRA and MERCK otherwise agree in writing, no samples of PRODUCT shall be made available by MERCK to any END USERS.

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ARTICLE 3
CONFIDENTIALITY

Section 3.1	Definition
CONFIDENTIAL INFORMATION is any and all information of a confidential nature including without limitation manufacturing plans, any data and/or information generated under this AGREEMENT, any and all data and/or other information related to the BIOMIRA MANUFACTURING KNOW-HOW which is proprietary to the disclosing party and not generally known, and technological information not limited to compound(s), composition(s), formulation(s) and/or, manufacturing information, and including business information not limited to commercial forecasts, plans, programs, customers, assets, financial projections, and costs.

Section 3.2	Obligations
Each party agrees to hold all of the other party's CONFIDENTIAL INFORMATION received or generated in connection with this AGREEMENT (either prior to, on, or after the EFFECTIVE DATE) in confidence and neither disclose it to any third party nor allow any third party access to it nor use it for any purpose other than as specified by this AGREEMENT.  Disclosure by a receiving party of CONFIDENTIAL INFORMATION of the other party shall only be made to such of its directors, officers, employees, agents and consultants whose duties require such disclosure and then only if the persons to whom such CONFIDENTIAL INFORMATION is disclosed are bound by appropriate confidentiality undertakings.  The above notwithstanding, each of MERCK and BIOMIRA may disclose CONFIDENTIAL INFORMATION of the other party to their respective AFFILIATES or distributors on a "need-to-know" basis provided such persons are bound by like terms of confidentiality as those stated herein.

Section 3.3	Exceptions
These obligations of non-disclosure and non-use shall not apply to CONFIDENTIAL INFORMATION which:

3.3.1
was, at the time of disclosure, in the possession of the receiving party (as evidenced by its written records) and was not previously acquired from or on behalf of the disclosing party on a confidential basis,

3.3.2
 was in the public domain prior to disclosure, or became, after disclosure, publicly known through no fault of the receiving party or any person to whom the receiving party directly or indirectly provided such CONFIDENTIAL INFORMATION,

3.3.3	was received from a third party who rightfully made such disclosure,

3.3.4	was approved for use or release by written authorization from the disclosing party prior to such use or release by the receiving party,

3.3.5
is required to be disclosed by operation of law, governmental regulation or court order provided the receiving party gives the disclosing party written notice of such required disclosure prior to making such disclosure, and the receiving party uses all reasonable effort to cooperate in securing confidential protection for such information; or

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3.3.6
is required to be disclosed to any governmental authority or regulatory authority to the extent that such disclosure is reasonably necessary to obtain authorizations to conduct a clinical trial with and to market commercially PRODUCTS, provided the disclosing party is otherwise entitled to engage in such activities under this AGREEMENT.

Any specific CONFIDENTIAL INFORMATION shall not be deemed to fall within 3.3.1, 3.3.2, 3.3.3, 3.3.4, 3.3.5 or 3.3.6 above merely because it falls within the scope of more general information within one of these exceptions.

Section 3.4	Term of Confidentiality
These obligations of confidentiality and nonuse are binding throughout the duration of this AGREEMENT and shall remain in force for a period of ten (10) years from the date of the expiration or termination of this AGREEMENT.

Section 3.5	Return of Information
Upon termination and upon request from the disclosing party, the receiving party agrees to promptly return all originals and copies of CONFIDENTIAL INFORMATION received, as well as permanently delete all electronically or otherwise stored CONFIDENTIAL INFORMATION from all systems containing such CONFIDENTIAL INFORMATION, except that one copy may be retained by legal counsel solely as a measure of the receiving party's obligations under this AGREEMENT.

Section 3.6	Nature of Transaction
3.6.1
Confidentiality.  Neither party may disclose any information regarding the nature and/or occurrence of this transaction, or the nature and/or occurrence of any event or information occurring as a result of this transaction without the prior written consent of the other party (such consent not to be unreasonably withheld), except that each of MERCK and BIOMIRA may disclose such information to their respective AFFILIATES that are under like terms of confidentiality as those stated herein without such consent and any such information that is required by law or any applicable regulatory authority to be disclosed (to the extent required to be disclosed).  Where practicable, prior to any required submission of the terms of this transaction to any governmental agency or authority, the disclosing party shall provide the other party with a copy of such submission including, without limitation, identification of any portions of this Agreement which the disclosing party intends to redact or intends to request the governmental agency or authority to redact, so that the other party may review and comment on any such proposed submission.  The disclosing party shall initially redact financial terms (and such other material terms as are appropriate in the circumstances) and will use commercially reasonable efforts to obtain the concurrence of the governmental agency or authority to such redaction of financial and other material terms.

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3.6.2
Press Release.  The parties shall agree on a press release to announce the execution of this Agreement, and on a Question and Answer ("Q&A") outline for use in responding to inquiries about this AGREEMENT.  With respect to future press releases or other public statements relating to the subject matter of this AGREEMENT, including, but not limited to, webcast materials, press kits and Q&A's, except as required by law or any applicable regulatory authority (and even then to the extent practicable) and except with respect to information already in the public domain or previously approved by the other party, BIOMIRA and MERCK shall each provide to the other party a copy of any proposed press release and the other party shall provide any comments with respect thereto within the same period of time (which shall be specified, but shall not be less than twenty four (24) hours) as the party proposing to issue such press release has permitted for its own internal review.  If no comments are received by the issuing party within the permitted review period, the press release in question shall be deemed to have been approved by the other party.  If comments are received by the issuing party within the permitted review period, then the issuing party shall seriously and in good faith consider such comments and, to the extent such comments are not incorporated in such press release, only the minimum legally or regulatorily required disclosure shall be made with respect to such matters.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BIOMIRA

Section 4.1	Representations and Warranties of BIOMIRA
All as specified in section 2.2.3 of this AGREEMENT and otherwise subject to the provisions of article 2 of this AGREEMENT, BIOMIRA represents and warrants that all PRODUCT purchased under this AGREEMENT by MERCK from BIOMIRA shall conform at the time of delivery by BIOMIRA to MERCK to the applicable SPECIFICATIONS, shall have been manufactured in accordance with cGMP and all applicable laws and regulations in the country of manufacture (and, if MERCK has in a timely manner informed BIOMIRA in writing thereof, the specific applicable laws and regulations of the United States of America and the European Union and, if BIOMIRA agrees in writing, any other country in the ROW TERRITORY), and no such PRODUCT shall, at the time of delivery by BIOMIRA to MERCK, be adulterated or misbranded within the meaning of the United States Food, Drug and Cosmetics Act and/or the Public Health Service Act, to the extent applicable, be an article which may not be introduced into interstate commerce under section 505 of the United States Food, Drug and Cosmetics Act and/or section 351 of the Public Health Service Act.

ARTICLE 5
TERM AND TERMINATION

Section 5.1	Term and Expiration
5.1.1
This Agreement shall be effective as of the EFFECTIVE DATE and, unless terminated earlier pursuant to this article 5, this AGREEMENT shall expire with respect to the NA TERRITORY or the ROW TERRITORY, as the case may be, upon the expiration of the COLLABORATION AGREEMENT with respect to such territory (i.e., the NA TERRITORY or the ROW TERRITORY).

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5.1.2
Upon the expiration or termination (other than as a result of a breach of this AGREEMENT and/or the COLLABORATION AGREEMENT by MERCK, or section 5.2.3 of this AGREEMENT or section 11.2.4 of the COLLABORATION AGREEMENT becoming applicable to MERCK, or the invocation by MERCK of section 11.2.5 of the COLLABORATION AGREEMENT) of this AGREEMENT pursuant to section 5.1.1:

5.1.2.1
with respect to PRODUCT in relation to the NA TERRITORY or all of the ROW TERRITORY, as the case may be, BIOMIRA and MERCK agree, in circumstances where there remains a market for PRODUCT in such country, to undertake bona fide good faith negotiations to conclude in a timely manner a revised supply agreement pursuant to which BIOMIRA would continue to supply PRODUCT to MERCK for SALE in such country; and

5.1.2.2
with respect to PRODUCT in relation to the NA TERRITORY or all of the ROW TERRITORY, as the case may be, MERCK shall have a fully paid up, royalty free, non-exclusive license under the BIOMIRA TECHNOLOGY and the BIOMIRA MANUFACTURING KNOW-HOW to make and have made PRODUCT in such territory, subject, to the extent applicable, to compliance with the THIRD PARTY LICENSES (including the payment of any and all royalties and other amounts required to be paid thereunder).

Section 5.2	Early Termination
This AGREEMENT may be terminated as follows:

5.2.1	by mutual written agreement of BIOMIRA and MERCK, effective as of the time specified in such written agreement;

5.2.2
by either party, upon any breach of this AGREEMENT by the other party of any obligation to make payments required hereunder, which failure to make payment is not the subject of a legitimate, good faith dispute between the parties, provided, however, that the party alleging such breach must first give the other party written notice thereof, which notice must identify the breach in reasonable detail and that the party giving such notice views such alleged breach as a basis for terminating this AGREEMENT under this section 5.2.2 and the party receiving such notice must have failed to cure such alleged breach within forty-five (45) days after receipt of such notice;

5.2.3	by either party, in the event that the other party institutes any proceedings under any statute or otherwise relating to insolvency or bankruptcy, or should any such proceedings under any

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such statute or otherwise be instituted against the other party and not be dismissed or vacated within ninety (90) days of the date that the other party has actual knowledge of the commencement of such proceedings; or

5.2.4	by either party, upon the termination in its entirety of the COLLABORATION AGREEMENT.

Section 5.3	Continuing Liability
Termination of this AGREEMENT for any reason shall not release any party from any liability, obligation or agreement which has already accrued nor affect the survival of any provision hereof which is expressly stated to survive such termination.  Termination of this AGREEMENT for any reason shall not constitute a waiver or release of, or otherwise be deemed to prejudice or adversely affect, any rights, remedies or claims, whether for damages or otherwise, which a party may have hereunder or which may arise out of or in connection with such termination.

Section 5.4	Continuing Obligation to Make Payments
Notwithstanding any other provision to the contrary in this AGREEMENT, on the termination or expiration of this AGREEMENT for any reason, MERCK shall continue to be obligated for so long as the COLLABORATION AGREEMENT is in force and effect to make the payments to BIOMIRA provided for in sections 2.6.1, 2.6.2 and 2.6.3 in accordance with the terms of sections 2.6, 2.7 and 2.8.

ARTICLE 6
INDEMNIFICATION

Section 6.1	Indemnification by BIOMIRA
Subject to the terms and conditions of this AGREEMENT, BIOMIRA shall indemnify and hold MERCK (and any affiliated corporation and their respective officers, directors, shareholders, employees and agents) (collectively, the "MERCK INDEMNITEES"), free and harmless from any and all claims, demands, liabilities, losses, actions or causes of actions, and any and all expenses associated therewith (including, without limiting the generality of the foregoing, reasonable defense costs and attorney's fees), arising out of or in connection with, or that are the result of, or are otherwise related to:  (i) actions and proceedings brought by any regulatory or other authority against any of the MERCK INDEMNITEES concerning PRODUCT, for or on account of the alleged unapproved or unauthorized introduction by BIOMIRA, its AFFILIATES or their respective agents of PRODUCT in interstate or intrastate commerce anywhere in the world;  (ii) any claim, complaint, suit, proceeding or cause of action against any of the MERCK INDEMNITEES alleging physical injury, including death as a result of the acts or omissions of BIOMIRA, its AFFILIATES or their respective employees and agents, except to the extent attributable to any one or more of the MERCK INDEMNITEES;  (iii) BIOMIRA's, its AFFILIATES' or their respective agents' non-compliance with any applicable laws or regulations, except to the extent attributable to any one or more of the MERCK INDEMNITEES;  (iv) any failure of BIOMIRA to perform, in whole or in part, any of its obligations hereunder, except to the extent attributable to any one or more of the MERCK INDEMNITEES;  (v)

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BIOMIRA's manufacture of PRODUCT, except to the extent attributable to any one or more of the MERCK INDEMNITEES; or (vi) any breach by BIOMIRA of any of its representations or warranties under this AGREEMENT.

Section 6.2	Indemnification by MERCK
Subject to the terms and conditions of this AGREEMENT, MERCK shall indemnify and hold BIOMIRA (and any affiliated corporation and their respective officers, directors, shareholders, employees and agents) (the "BIOMIRA INDEMNITEES"), free and harmless from any and all claims, demands, liabilities, losses, actions or causes of actions, and any and all expenses associated therewith (including, without limiting the generality of the foregoing, reasonable defenses costs and attorney's fees), arising out of or in connection with, or that are the result of, or are otherwise related to:  (i) actions and proceedings brought by any regulatory authority against any of the BIOMIRA INDEMNITEES concerning PRODUCT, for or on account of the alleged unapproved or unauthorized introduction by MERCK, its AFFILIATES or their respective distributors, sublicensees and agents of PRODUCT in interstate or intrastate commerce anywhere in the world;  (ii) any claim, complaint, suit, proceeding or cause of action against any of the BIOMIRA INDEMNITEES alleging physical injury, including death as a result of the acts or omissions of MERCK, its AFFILIATES or their respective employees, distributors, sublicensees and agents, except to the extent attributable to any one or more of the BIOMIRA INDEMNITEES;  (iii) MERCK's, its AFFILIATES' or their respective distributors', sublicensees' or agents' non-compliance with any applicable laws or regulations, except to the extent attributable to any one or more of the BIOMIRA INDEMNITEES;  (iv) any failure of MERCK to perform, in whole or in part, any of its obligations hereunder, except to the extent attributable to any one or more of the BIOMIRA INDEMNITEES;   (v) the manufacture of PRODUCT by or on behalf of MERCK (including without limitation MERCK SUB-SUPPLIERS), except to the extent attributable to any one or more of the BIOMIRA INDEMNITEES; or  (vi) MERCK's, its AFFILIATES' or their respective distributors', sublicensees' or agents' marketing and/or SALE of PRODUCT, except to the extent attributable to any one or more of the BIOMIRA INDEMNITEES.

Section 6.3	Procedure
The indemnified party shall give prompt written notice to the indemnifying party(ies) of any suits, claims or demands by third parties or the indemnified party which may give rise to any loss for which indemnification may be required under this article 6; provided, however, that failure to give such notice shall not impair the obligation of the indemnifying party to provide indemnification hereunder except if and to the extent that such failure materially impairs the ability of the indemnifying party to defend the applicable suit, claim or demand.  The indemnifying party shall be entitled to assume the defense and control of any suit, claim or demand of any third party at its own cost and expense; provided, however, that the other party shall have the right to be represented by its own counsel at its own cost in such matters.  In the event that the indemnifying party shall decline to assume control of any such suit, claim or demand, the party entitled to indemnification shall be entitled to assume such control, conduct the defense of, and settle such suit, claim or action, all at the sole cost and expense of the indemnifying party.  Neither the indemnifying party nor the indemnified party shall settle or dispose of any such matter in any manner which would adversely impact the rights or interests of the other party without the prior written consent of the indemnified party, which shall not be unreasonably withheld.  Each party shall cooperate with the other party and its counsel in the course of the defense of any such suit, claim or demand, such cooperation to include using reasonable efforts to provide or make available documents, information and witnesses.

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ARTICLE 7
MISCELLANEOUS

Section 7.1	Force Majeure
Any delay in the performance of any of the obligations of either party (except for the payment of money) shall not be considered a breach of this AGREEMENT and the time required for performance shall be extended for a period equal to the period of such delay, provided that such delay has been caused by or is the result of (including without limitation in relation to third party contractors and suppliers) any act of God, acts of the public enemy; insurrections; riots; embargoes; labor disputes such as strikes, lockouts or boycotts; fires; explosions; floods; earthquakes; mudslides; or other unforeseeable causes beyond the control of the party so affected.  The party so affected shall give prompt notice to the other party of such cause, and shall take whatever reasonable steps are necessary to relieve the effect of such cause as rapidly as reasonable.

Section 7.2	Independent Contractor
Execution of each party's responsibilities under this AGREEMENT is solely under the direction and control of each respective party as an independent contractor, and not as an employee of the other party.

Section 7.3	Survival
The following articles, sections and section shall survive expiration or termination of this AGREEMENT:  article 3, article 6, sections 5.3, 5.4 and 7.9.

Section 7.4	Notice
Whenever any notice is to be given hereunder, it shall be in writing and shall be deemed received on the day delivered, if delivered by courier on a business day, or if sent by first-class certified or registered mail, postage prepaid, to the following addresses:

BIOMIRA:
Biomira International Inc.
Suite No. 1, "Evergreen House"
Belleville, St. Michael, Barbados
West Indies
Attention:  The Secretary
Facsimile:  (246) 288-8932

with a copy to:
Biomira Inc.
2011 - 94 Street
Edmonton, Alberta  T6N 1H1
Canada
Attention:  President
Facsimile:  (780) 450-4772

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MERCK:
Merck KGaA
Frankfurter Strasse 250
D-64293 Darmstadt
Germany
Attention:  Corporate Legal Department
Facsimile:  +49-6151-72-2373

Section 7.5	Waivers
No waiver of any term, provision, or condition of this AGREEMENT, whether by conduct or otherwise, in any one or more instances, shall be deemed to be construed as a further or continuing waiver of any such term, provision, or condition of this AGREEMENT unless reduced to writing signed by an authorized representative of each party.

Section 7.6	Applicable Law
This Agreement shall be construed under the substantive laws of England, without reference to its conflicts of laws provisions.

Section 7.7	Dispute Resolution
Should any dispute arise between the parties concerning this AGREEMENT, the parties agree to first attempt to resolve the dispute in good faith.  If within fifteen (15) days of one party providing written notice of such dispute to the other party such dispute is not resolved, then the parties agree to continue to attempt to resolve the dispute in good faith through meetings between a member of MERCK's Pharmaceutical Executive Management Board and the President of BIOMIRA before resorting to any other forum for a remedy.  If resolution of the dispute is not reached between the Presidents within twenty (20) days of either party submitting such dispute in writing to the Presidents, then the parties shall within the next following fifteen (15) day period initiate binding arbitration in London, England under the rules of the International Chamber of Commerce.  The party desiring arbitration shall nominate one (1) arbitrator and shall notify the other party in writing of such nomination.  Such other party shall, within ten (10) days after receiving such notice, nominate an arbitrator and the two (2) arbitrators shall select a third arbitrator of the arbitration tribunal to act jointly with them.  The parties will act reasonably and in good faith to select arbitrators who are objective and who are suitably qualified by education or professional experience to deal with the matters which are the subject of the arbitration.

Section 7.8	Assignment
The parties agree that this AGREEMENT is personal in nature and, except for transfer by BIOMIRA to any of BIOMIRA's AFFILIATES, this AGREEMENT may not be assigned or otherwise transferred, nor may any right or obligations hereunder be assigned or transferred directly or indirectly by either party, whether voluntary, by operation of law or otherwise, without the written consent of the other party, such consent not to be unreasonably withheld.  In connection with BIOMIRA determining whether to consent to an assignment, the parties agree that BIOMIRA shall be deemed to be acting reasonably if it withholds its consent in circumstances where the proposed assignee is not a corporation of equal or greater financial resources, marketing strength and expertise (including in the cancer area), and stature in the pharmaceutical industry as MERCK.  Any purported assignment in violation of this section 7.8 shall be void.  Notwithstanding the foregoing, either party may, without such consent, assign or novate this

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AGREEMENT and its rights and obligations hereunder in connection with the transfer or sale of all or substantially all of its business, through merger, consolidation or change in control or similar transaction after first giving the other party written notice of such event.  Any permitted assignee shall assume all obligations of the assignor under this AGREEMENT.

Section 7.9	Limitation
Notwithstanding any other provision to the contrary in this AGREEMENT, other than with respect to applicable third party product liability and patent infringement claims, the maximum aggregate liability of BIOMIRA under this AGREEMENT (including any QUALITY AGREEMENT) and the COLLABORATION AGREEMENT shall not exceed the amounts paid by MERCK to BIOMIRA up to the time in question under this AGREEMENT and the COLLABORATION AGREEMENT (including, for greater certainty, payments by MERCK under this AGREEMENT and the COLLABORATION AGREEMENT with respect to shared costs, equity purchases and milestones). [+]

Section 7.10	Severability
If any provision of this AGREEMENT is held to be illegal or unenforceable, that provision shall be limited to the minimum extent necessary or, if necessary, eliminated, so that this AGREEMENT shall otherwise remain enforceable and in full force and effect.

Section 7.11	Integration Clause
Other than the COLLABORATION AGREEMENT, this AGREEMENT is the sole agreement with respect to the subject matter hereof, and supersedes all proposals, negotiations, conversations, discussions, agreements and/or representations, whether oral or written, including any industry custom or past dealing between the parties relating to the subject matter of this AGREEMENT. The parties agree that any and all obligations between the parties that are outside the terms of this AGREEMENT and that relate to the subject matter of this AGREEMENT that preceded the EFFECTIVE DATE of this AGREEMENT have been satisfactorily executed or are null and void.

Section 7.12	U.S. Dollars
Unless otherwise provided, any reference in this AGREEMENT to dollars shall be to U.S. dollars.

Section 7.13	Amendment of Agreement
No change, modification, extension, termination, waiver or other amendment of this AGREEMENT or any of the provisions contained herein, shall be valid unless made in writing and signed by a duly authorized representative of each party.

Section 7.14	Third Parties
A person who is not a party to this AGREEMENT has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this AGREEMENT.

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Section 7.15	No Further Representations or Warranties
Each party acknowledges that it has not relied on or been induced to enter this AGREEMENT by a representation or warranty other than those expressly set out in this AGREEMENT.  A party is not liable to the other party for a representation or warranty that is not set out in this AGREEMENT, including any warranty implied by statute.

Section 7.16	Counterparts
This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original but such counterparts together shall constitute but one and the same instrument.

This amended and restated agreement is agreed to and accepted by:

MERCK KGaA By:__________________________________ Title:_________________________________ AND By:__________________________________ Title:_________________________________	BIOMIRA INTERNATIONAL INC. By:__________________________________ Title:_________________________________ [IN DUPLICATE]

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Schedule 1

SPECIFICATIONS

1) Stimuvax (BLP25 Liposome Vaccine), 300 µg:

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2) Stimuvax Placebo:

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3) MPL® (Monophosphoryl lipid A)

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4) BLP25 Lipopeptide

PN-08-0005

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5) Cholesterol

PN-01-0099

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6) DMPG

PN-01-0101

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7) DPPC

PN-01-0100

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Schedule 2

QUALITY AGREEMENT (Clinical)

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Schedule 3

QUALITY AGREEMENT (Commercial)

[to be attached when completed by the parties]

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Schedule 4

CERTIFICATE OF ANALYSIS

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CERTIFICATE OF ANALYSIS

Product:  BLP25 Liposome Vaccine Placebo, Unlabelled Vials

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CERTIFICATE OF ANALYSIS

Product:  BLP25 Liposome Vaccine, Lyophilized Product, Unlabelled Vials

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